N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of April 29th 2016

Fund	Name of Person	Ownership % of Series
Columbia U.S. Treasury Index Fund	American Enterprise Investment Services	30.80%

As of November 1st 2015

Fund	Name of Person	Ownership % of Series